FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

28 APRIL 2020

HSBC HOLDINGS PLCs

1Q20 EARNINGS RELEASE

Noel Quinn, Group Chief Executive, said:

"The economic impact of the Covid-19 pandemic on our customers has been the main driver of the change in our financial performance since the turn of the year. The resultant increase in expected credit losses in the first quarter contributed to a material fall in reported profit before tax compared with the same period last year.

HSBC has always been there for our customers in times of crisis, and we are working hard to support them during this unprecedented period of disruption. We do so from a position of strength, with robust levels of capital, funding and liquidity. The market-specific support measures that we are offering our personal and business customers have had strong take-up, and we remain responsive to their changing needs. We are also working closely with governments around the world to channel fiscal support to the real economy quickly and efficiently.

I take the well-being of our people extremely seriously. We have therefore paused the vast majority of redundancies related to the transformation we announced in February to reduce the uncertainty they are facing at this difficult time. We continue to press forward with the other areas of our transformation with the aim of delivering a stronger and leaner business that is better equipped to help our customers prosper in the recovery still to come."

Financial performance (vs. 1Q19)

●
Reported profit before tax down 48% to $3.2bn from higher expected credit losses and other credit impairment charges (‘ECL’) and lower revenue. The reduction primarily reflected the global impact of the Covid-19 outbreak and weakening oil prices.

●
Reported revenue down 5% as a result of adverse market impacts in life insurance manufacturing and adverse valuation adjustments in Global Banking and Markets ('GB&M'), offsetting a resilient revenue performance, notably in Asia, Global Markets, Retail Banking and Global Private Banking ('GPB').

●
Net interest margin ('NIM') of 1.54%, down 2 basis points ('bps') from 4Q19 and down 5bps from 1Q19. We expect material downward pressure on NIM in future quarters as we incur the full impact of 1Q20 market interest rate reductions.

●
Reported ECL increased by $2.4bn to $3.0bn due to the impact of Covid-19 and weakening oil prices on the forward economic outlook and a significant charge related to a corporate exposure in Singapore. Allowance for ECL increased from $9.2bn at 31 December 2019 to $11.1bn at 31 March 2020.

●
During the quarter, lending increased by $41bn and deposits grew by $47bn on a constant currency basis. Lending and deposit growth included the effects of corporate customers drawing on existing and new credit lines and re-depositing these to increase cash balances. Deposit balances also reflected continued growth in Retail Banking and Wealth Management ('RBWM').

●
Reported operating expenses down 5% and adjusted operating expenses down 3%, despite continued investment, due to lower performance-related pay and reduced discretionary costs.

●
Common equity tier 1 capital (‘CET1’) ratio of 14.6% (4Q19: 14.7%), including the impact of the cancellation of the final dividend in respect of 2019. Liquidity coverage ratio (‘LCR’) of 156% (4Q19: 150%) and a deposit surplus – the excess of deposit balances over lending balances – of over $400bn.

2020 outlook

●
The outlook for world economies in 2020 has substantially worsened in the past two months. The impact and duration of the Covid-19 crisis will likely lead to higher ECL and put pressure on revenue due to lower customer activity levels and reduced global interest rates. We plan to reduce operating expenses to partly mitigate the reduction in revenue and we intend to continue to exercise cost discipline, while maintaining strategic investment. These factors are expected to lead to materially lower profitability in 2020, relative to 2019.

●
We have temporarily delayed parts of our transformation, including some elements of our cost and risk-weighted asset ('RWA') reduction programme, and expect restructuring costs for 2020 to be lower than indicated in our 2019 annual results.

●
We also expect mid-to-high single digit percentage growth in RWAs in 2020, including as a result of the effects of negative credit rating migration movements, impacting our CET1 ratio.

●
During 2020, we will continue to assess the impact of the Covid-19 crisis and review our financial performance and business plan accordingly. We will assess the appropriateness of our medium-term financial targets during that period, and will review our dividend policy at, or ahead of, our year-end results for 2020.

  Key financial metrics

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2020	2019	2019
Reported results
Reported revenue ($m)	13,686	13,371	14,428
Reported profit before tax ($m)	3,229	(3,897)	6,213
Reported profit after tax ($m)	2,508	(5,024)	4,910
Profit attributable to the ordinary shareholders of the parent company ($m)	1,785	(5,509)	4,134
Basic earnings per share ($)	0.09	(0.27)	0.21
Diluted earnings per share ($)	0.09	(0.27)	0.21
Return on average ordinary shareholders' equity (annualised) (%)	4.4	(13.3)	10.2
Return on average tangible equity (annualised) (%)	4.2	5.2	10.6
Net interest margin (%)	1.54	1.56	1.59
Adjusted results
Adjusted revenue ($m)	13,327	13,586	14,149
Adjusted profit before tax ($m)	3,042	4,343	6,246
Adjusted cost efficiency ratio (%)	57.6	66.6	55.9
Expected credit losses and other credit impairment charges (‘ECL’) (annualised) as % of average gross loans and advances to customers (%)	1.18	0.28	0.24

		At
		31 Mar	31 Dec	31 Mar
	Footnotes	2020	2019	2019
Balance sheet
Total assets ($m)		2,917,810	2,715,152	2,658,996
Net loans and advances to customers ($m)		1,040,282	1,036,743	1,005,279
Customer accounts ($m)		1,440,529	1,439,115	1,356,511
Average interest-earning assets, year to date ($m)		1,991,702	1,922,822	1,902,912
Loans and advances to customers as % of customer accounts (%)		72.2	72.0	74.1
Total shareholders’ equity ($m)		189,771	183,955	188,362
Tangible ordinary shareholders’ equity ($m)		150,019	144,144	141,648
Net asset value per ordinary share at period end ($)	1	8.30	8.00	8.20
Tangible net asset value per ordinary share at period end ($)		7.44	7.13	7.05
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)	2	14.6	14.7	14.3
Risk-weighted assets ($m)	2	857,078	843,395	879,485
Total capital ratio (%)	2	20.3	20.4	20.2
Leverage ratio (%)	2	5.3	5.3	5.4
High-quality liquid assets (liquidity value) ($bn)		617	601	535
Liquidity coverage ratio (%)		156	150	143
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)		20,172	20,206	20,082
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)		20,245	20,280	20,177
Average basic number of $0.50 ordinary shares outstanding (millions)		20,161	20,158	20,036
Dividend per ordinary share (in respect of the period) ($)		—	0.30	0.10

1
The definition of net asset value per ordinary share is total shareholders' equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.
2
Unless otherwise stated, regulatory capital ratios and requirements are calculated in accordance with the transitional arrangements of the Capital Requirements Regulation in force in the EU at the time, including the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’ in article 473a. The capital ratios and requirements are reported in accordance with the revised Capital Requirements Regulation and Directive
       (‘CRR II’), as implemented. Leverage ratios are calculated using the end point definition of capital.

Contents
	Page		Page
Highlights	1	Credit risk	16
Key financial metrics	2	Capital adequacy	19
Covid-19	3	Leverage	20
Adjusted performance	4	Risk-weighted assets	20
Financial performance	6	Summary information – global businesses	22
Cautionary statement regarding forward-looking statements	12	Dividend on preference shares	25
Summary consolidated income statement	14	Terms and abbreviations	26
Summary consolidated balance sheet	15

HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.

Note to editors

HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in
64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,918bn at 31 March 2020, HSBC is one of the world’s largest banking and financial services organisations.

Covid-19

Impact on our business

The outbreak of Covid-19 has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. The outbreak has caused disruption to our customers, suppliers and staff globally. A number of jurisdictions in which we operate have implemented severe restrictions on the movement of populations, with a resultant significant impact on economic activity. These restrictions are being determined by the governments of individual jurisdictions, including through the implementation of emergency powers. The impacts of these restrictions, including the subsequent lifting of restrictions, may vary from jurisdiction to jurisdiction. We have invoked our business continuity plans at many of our sites to help ensure the safety and well-being of our staff, as well as our ability to support our customers and maintain our business operations. Many of our staff have continued to provide critical services in branches, contact and service centres, and in offices, all with heightened safety measures, and we have equipped the majority of our staff to work remotely. It remains unclear how this will evolve through 2020 and we continue to monitor the situation closely.

In many of our markets we have initiated market-specific measures to support our personal and business customers through these challenging times, including mortgage assistance, payment holidays, the waiving of certain fees and charges, and liquidity relief for businesses facing market uncertainty and supply chain disruption. These measures have been well received and we remain responsive to our customers' changing needs. We are also working closely with governments and supporting national schemes that focus on the parts of the economy most impacted by Covid-19.

The actions taken by the various governments and central banks, in particular in the UK, mainland China, Hong Kong and the US, provide an indication of the potential severity of the downturn and post-recovery environment, which from a commercial, regulatory and risk perspective could be significantly different to past crises and persist for a prolonged period. An immediate financial impact of the outbreak is an increase in ECL, driven by a change in the economic scenarios used to calculate ECL. The outbreak has led to a weakening in GDP in many of our markets, a key input used for calculating ECL, and the probability of a more adverse economic scenario for at least the short term is substantially higher than at 31 December 2019. Furthermore, ECL will arise from other parts of our business impacted by the disruption to supply chains. The impact will vary by sectors of the economy, with heightened risk to the oil and gas, transport and discretionary consumer sectors being observed in the first stages of the outbreak. The impact of the outbreak on the long-term prospects of businesses in these sectors is uncertain and may lead to significant ECL charges on specific exposures, which may not be fully captured by ECL modelling techniques. In addition, in times of crisis, fraudulent activity is often more prevalent, leading to potentially significant ECL charges.

Should the Covid-19 outbreak continue to cause disruption to economic activity globally through 2020, there could be further adverse impacts on our income due to lower lending and transaction volumes and lower wealth and insurance manufacturing revenue due to equity markets volatility. Lower interest rates globally will negatively impact net interest income and increase the cost of guarantees for insurance manufacturing, and there could also be adverse impacts on other assets, such as our investment in Bank of Communications Co., Limited.

The Covid-19 outbreak will also have material impacts on capital and liquidity. This may include downward customer credit rating migration, which could negatively impact our risk-weighted assets and capital position, and potential liquidity stress due, among other factors, to increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks have put in place to support funding and liquidity. Central banks in some markets have also initiated a series of capital measures, including the reduction of certain regulatory capital buffers, to support the ability of banks to supply credit to businesses and households through this period of economic disruption.

Central bank and government actions and support measures may result in restrictions in relation to capital. These may limit management’s flexibility in managing the business and taking action in relation to capital distribution and capital allocation. In response to a written request from the UK's Prudential Regulation Authority ('PRA'), we cancelled the fourth interim dividend of $0.21 per ordinary share. Similar requests were also made to other UK incorporated banking groups. We also announced that until the end of 2020 we will make no quarterly or interim dividend payments or accruals in respect of ordinary shares. As previously disclosed in our Annual Report and Accounts 2019, we also plan to suspend share buy-backs in respect of ordinary shares in 2020 and 2021.

Approach to risk management

We have maintained a consistent approach to risk throughout our history and have in place a comprehensive risk management framework to manage such risks. We operate a wide-ranging stress testing programme at legal entity, regional and overall Group level that is a key part of our capital and liquidity risk management and planning. Stress testing provides management with key insights into the impact of severely adverse events on the Group, and provides confidence to regulators on the Group's financial stability. As well as undertaking regulatory-driven stress tests, we conduct our own stress tests to understand the nature of material risks, quantify the impact of such risks and develop plausible business-as-usual mitigating actions. Given the novel or prolonged nature of the current crisis, additional mitigating actions may be required.

At 31 March 2020, our common equity tier 1 ('CET1') ratio was 14.6%, compared with 14.7% at 31 December 2019, and our liquidity coverage ratio ('LCR') was 156%. Our capital, funding and liquidity position will help us to continue supporting our customers throughout the Covid-19 outbreak.

There remain significant uncertainties in assessing the duration of the Covid-19 outbreak and its impact. A prolonged period of significantly reduced economic activity as a result of the impact of the outbreak would have a material adverse effect on our financial condition, results of operations, prospects, liquidity, capital position and credit ratings. This would, in turn, have an impact on our ability to meet our financial targets as set out in our business update in February 2020 and also adversely affect our future dividend policy.

Adjusted performance

Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.

We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.

Foreign currency translation differences

Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and understand better the underlying trends in the business.

Foreign currency translation differences

Foreign currency translation differences for 1Q20 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

● the income statements for 4Q19 and 1Q19 at the average rates of exchange for 1Q20; and

● the closing prior period balance sheets at the prevailing rates of exchange on 31 March 2020.

No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentinian subsidiaries have not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items

‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to understand better the underlying trends in the business.

The tables on pages 22 to 24 detail the effects of significant items on each of our global business segments during 1Q20, 4Q19 and 1Q19.

Adjusted performance – foreign currency translation of significant items

The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.

Global business performance

The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’) (previously the Group Management Board), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.

The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and geographical region. Global businesses are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs.

A reconciliation of the Group’s adjusted results to the Group’s reported results is presented below. Supplementary reconciliations of adjusted to reported results by global business are presented on pages 22 to 24 for information purposes.

Management view of adjusted revenue

Our global business segment commentary includes tables that provide breakdowns of adjusted revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

Reconciliation of reported and adjusted results
		Quarter ended
		31 Mar	31 Dec	31 Mar
		2020	2019	2019
	Footnotes	$m	$m	$m
Revenue
Reported	1	13,686	13,371	14,428
Currency translation			(66)	(257)
Significant items		(359)	281	(22)
– customer redress programmes		—	45	—
– disposals, acquisitions and investment in new businesses		7	55	—
– fair value movement on financial instruments	2	(357)	176	(22)
– restructuring and other related costs		(9)	—	—
– currency translation of significant items			5	—
Adjusted		13,327	13,586	14,149
Change in expected credit losses and other credit impairment charges
Reported		(3,026)	(733)	(585)
Currency translation			11	16
Adjusted		(3,026)	(722)	(569)
Operating expenses
Reported		(7,852)	(17,053)	(8,222)
Currency translation			54	156
Significant items		172	7,956	155
– cost of structural reform	3	—	32	53
– customer redress programmes		1	183	56
– goodwill impairment		—	7,349	—
– restructuring and other related costs		170	400	50
– settlements and provisions in connection with legal and regulatory matters		1	5	—
– currency translation of significant items			(13)	(4)
Adjusted		(7,680)	(9,043)	(7,911)
Share of profit in associates and joint ventures
Reported		421	518	592
Currency translation			4	(15)
Adjusted		421	522	577
Profit/(loss) before tax
Reported		3,229	(3,897)	6,213
Currency translation			3	(100)
Significant items		(187)	8,237	133
– revenue		(359)	281	(22)
– operating expenses		172	7,956	155
Adjusted		3,042	4,343	6,246
Loans and advances to customers (net)
Reported		1,040,282	1,036,743	1,005,279
Currency translation			(37,012)	(29,133)
Adjusted		1,040,282	999,731	976,146
Customer accounts
Reported		1,440,529	1,439,115	1,356,511
Currency translation			(45,453)	(33,626)
Adjusted		1,440,529	1,393,662	1,322,885

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3
Comprises costs associated with preparations for the UK’s exit from the European Union.

Financial performance
Distribution of results by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2020	2019	2019
	$m	$m	$m
Adjusted profit/(loss) before tax
Retail Banking and Wealth Management	357	1,914	2,195
Commercial Banking	611	1,646	1,992
Global Banking and Markets	823	1,272	1,611
Global Private Banking	121	86	98
Corporate Centre	1,130	(575)	350
Total	3,042	4,343	6,246

Distribution of results by geographical region
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2020	2019	2019
	$m	$m	$m
Reported profit/(loss) before tax
Europe	(511)	(3,709)	(14)
Asia	3,740	4,037	5,006
Middle East and North Africa	44	286	465
North America	(111)	(278)	379
Latin America	67	(271)	377
Global GB&M goodwill impairment	—	(3,962)	—
Total	3,229	(3,897)	6,213
Adjusted profit/(loss) before tax
Europe	(685)	(516)	54
Asia	3,643	4,117	5,022
Middle East and North Africa	43	392	471
North America	(10)	265	386
Latin America	51	85	313
Total	3,042	4,343	6,246

Tables showing adjusted profit before tax by global business and region are presented to support the commentary on adjusted performance on the following pages.

The tables on pages 22 to 24 reconcile reported to adjusted results for each of our global business segments.

Group

1Q20 compared with 1Q19 – reported results

Movement in reported profit before tax compared with 1Q19
	Quarter ended
	31 Mar	31 Mar	Variance
	2020	2019	1Q20 vs. 1Q19
	$m	$m	$m	%
Revenue	13,686	14,428	(742)	(5)
ECL	(3,026)	(585)	(2,441)	(417)
Operating expenses	(7,852)	(8,222)	370	5
Share of profit from associates and JVs	421	592	(171)	(29)
Profit before tax	3,229	6,213	(2,984)	(48)
Tax expense	(721)	(1,303)	582	45
Profit after tax	2,508	4,910	(2,402)	(49)

Reported profit

Reported profit after tax of $2.5bn was $2.4bn or 49% lower than in 1Q19.

Reported profit before tax of $3.2bn was $3.0bn or 48% lower, reflecting higher reported ECL and lower reported revenue. While performance in the first two months delivered good results, the global impact of the Covid-19 outbreak and weakening oil prices had a significant adverse impact on performance in March.

Results in 1Q20 included adverse market impacts in insurance manufacturing in RBWM of $689m following a weakening of global equity prices and lower interest rates (1Q19: $183m favourable), while GB&M included an adverse movement in credit and funding valuation adjustments of $346m (1Q19: $46m favourable), adverse bid-offer adjustments of $310m (1Q19: $3m favourable) and losses in Principal Investments of $235m (1Q19: gains of $83m). Results also included favourable fair value movements on our long-term debt and associated swaps in Corporate Centre of $259m (1Q19: $50m favourable). In 1Q19, results included gains on disposals in Latin America of $157m and a release of a provision in Equities in GB&M of $106m.

The reduction in reported profit before tax included a net favourable movement in significant items between the periods of $0.3bn, mainly from favourable fair value movements on financial instruments of $0.3bn. Significant items in reported operating expenses were broadly unchanged and included higher restructuring and other related costs of $0.1bn, which were broadly offset by lower structural reform costs of $0.1bn and a decrease in customer redress programmes of $0.1bn.

Excluding net favourable movements in significant items of $0.3bn and adverse foreign currency translation differences of $0.1bn, profit before tax decreased by $3.2bn or 51%.

Reported revenue

Reported revenue of $13.7bn was $0.7bn or 5% lower than in 1Q19, and included a net favourable movement in significant items of $0.3bn, mainly from fair value movements on financial instruments, which were broadly offset by adverse foreign currency translation differences of $0.3bn. The remaining reduction reflected decreases in RBWM, GB&M and Commercial Banking ('CMB'), partly offset by higher revenue in Corporate Centre.

Lower revenue in RBWM was primarily driven by adverse market impacts in life insurance manufacturing of $689m following a weakening of global equity prices and lower interest rates. This compared with favourable market impacts in 1Q19. In GB&M, lower revenue was due to adverse movements in credit and funding valuation adjustments of $346m (1Q19: $46m favourable), and losses in Principal Investments of $235m, compared with gains in 1Q19 of $83m. These reductions were partly offset by growth in Global Markets, reflecting increased client activity as a result of higher volatility, notwithstanding adverse bid-offer adjustments of $310m (1Q19: $3m favourable). In CMB, lower revenue was mainly in Global Liquidity and Cash Management ('GLCM') due to the effects of lower interest rates. These decreases were partly offset by higher revenue in Corporate Centre, driven by favourable fair value movements on our long-term debt and associated swaps and from higher revenue in Balance Sheet Management.

Excluding foreign currency translation differences and significant items, revenue decreased by $0.8bn or 6%.

Reported ECL

Reported ECL of $3.0bn were $2.4bn higher than in 1Q19, mainly from charges relating to the global impact of Covid-19 and weakening oil prices on the forward economic outlook. ECL in 1Q20 included a significant charge related to a corporate exposure in Singapore, which was the primary driver of the $0.7bn increase in ECL in CMB in Asia. We also incurred ECL charges relating to a small number of clients in GB&M.

Adjusted ECL (annualised) as a percentage of average gross loans and advances to customers was 1.18%, compared with 0.24% at 1Q19.

The estimated impact of Covid-19 was incorporated in the ECL through additional scenario analysis, which considered differing severity and duration assumptions relating to the global pandemic. This included probability-weighted shocks to annual GDP and consequential impacts on unemployment and other economic variables, with differing economic recovery assumptions. The impact of using additional scenarios to address the impact of Covid-19 was an additional ECL charge of $1.5bn, consisting of $630m in the retail portfolio and $882m in the wholesale portfolio.

Applying a range of weightings to our sensitivity analysis, our severe ECL scenario, together with historical loss experience for the remaining quarters, could result in an ECL charge for 2020 in the range of $7bn to $11bn. The severe ECL scenario is described on page 18 and considers a longer period of negative economic impacts. However, as noted on pages 3 and 4, there is significant uncertainty over the path of the pandemic, the range and duration of economic impacts (including the effects of various government support packages), and its impact on customers' ability to repay their debt obligations and, therefore, the ECL charge for the year.

For more information on the economic scenarios, see page 18.

Reported operating expenses

Reported operating expenses of $7.9bn were $0.4bn or 5% lower than in 1Q19 and included favourable foreign currency translation differences of $0.2bn. The remaining reduction reflected lower performance-related pay of $0.4bn and a reduction of $0.2bn from our cost-saving initiatives, partly offset by increased investment in business growth, including investment in digital.

Significant items remained broadly unchanged compared with 1Q19, and included restructuring and other related costs of $0.2bn, which included $125m in relation to our cost reduction plan, of which $22m related to severance.

Excluding significant items and foreign currency translation differences, operating expenses of $7.7bn were $0.2bn or 3% lower than in 1Q19. We continue to manage our costs closely and have reduced discretionary expenditure, and we are reviewing and reprioritising our spending plans in response to the current economic uncertainty resulting from Covid-19.

The number of employees expressed in full-time equivalent staff (‘FTEs’) at 31 March 2020 was 235,047, a decrease of 304 from

31 December 2019. Additionally, the number of contractors at 31 March 2020 was 6,979, a decrease of 432 from 31 December 2019.

Reported share of profit from associates and JVs

Reported share of profit from associates and joint ventures of $0.4bn decreased by $0.2bn or 29%, primarily from a reduction in income from an associate in the UK reflecting the impact of Covid-19.

Tax expense

The effective tax rate for 1Q20 of 22.3% was higher than 21.0% in 1Q19 as a result of the effect of changes in profit mix and the remeasurement of deferred tax balances in light of the cancellation of the planned reduction in the UK corporation tax rate from 19% to 17% from 1 April 2020.

Group

1Q20 compared with 4Q19 – reported results

Movement in reported profit before tax compared with 4Q19
	Quarter ended
	31 Mar	31 Dec	Variance
	2020	2019	1Q20 vs. 4Q19
	$m	$m	$m	%
Revenue	13,686	13,371	315	2
ECL	(3,026)	(733)	(2,293)	(313)
Operating expenses	(7,852)	(17,053)	9,201	54
Share of profit from associates and JVs	421	518	(97)	(19)
Profit before tax	3,229	(3,897)	7,126	183
Tax expense	(721)	(1,127)	406	36
Profit after tax	2,508	(5,024)	7,532	150

Reported profit

Reported profit after tax of $2.5bn compared with a loss of $5.0bn in 4Q19, primarily due to the non-recurrence of a goodwill impairment of $7.3bn.

Reported profit before tax of $3.2bn compared with a loss of $3.9bn in 4Q19, reflecting lower reported operating expenses from the non-recurrence of a goodwill impairment of $7.3bn, and as 4Q19 included the UK bank levy of $1.0bn. These movements were partly offset by an increase in ECL, mainly from charges relating to the global impact of Covid-19 and weakening oil prices on the forward economic outlook.

Reported revenue in 1Q20 included adverse market impacts in insurance manufacturing in RBWM of $689m following a weakening of global equity prices and lower interest rates (4Q19: $202m favourable), while GB&M included an adverse movement in credit and funding valuation adjustments of $346m (4Q19: $189m favourable), adverse bid-offer adjustments of $310m (4Q19: $15m favourable) and losses in Principal Investments of $235m (4Q19: gains of $45m). Results also included favourable fair value movements on our long-term debt and associated swaps in Corporate Centre of $259m (4Q19: $73m adverse).

Excluding net favourable movements in significant items of $8.4bn and a minimal effect of foreign currency translation differences, profit before tax decreased by $1.3bn or 30%.

Reported revenue

Reported revenue of $13.7bn was $0.3bn or 2% higher than in 4Q19, mainly due to a net favourable movement in significant items of $0.6bn, primarily from favourable fair value movements on financial instruments, partly offset by adverse foreign currency translation differences of $0.1bn.

Excluding foreign currency translation differences and significant items, revenue decreased by $0.3bn or 2%.

This reduction was mainly in RBWM due to adverse movements in market impacts in life insurance manufacturing following a weakening of global equity prices and lower interest rates. This compared with favourable market impacts in 4Q19. In addition, revenue in GB&M was lower from adverse movements in credit and funding valuation adjustments and losses in Principal Investments, partly offset by higher revenue in Global Markets reflecting increased client activity as a result of higher volatility, notwithstanding adverse bid-offer adjustments of $310m (4Q19: $15m favourable). In Corporate Centre, revenue increased from favourable fair value movements on our long-term debt and associated swaps and from a rise in revenue in Balance Sheet Management.

Reported ECL

Reported ECL of $3.0bn were $2.3bn higher than in 4Q19, mainly from charges relating to the global impact of Covid-19 and weakening oil prices on the forward economic outlook. In addition, ECL in 1Q20 included a significant charge in CMB related to a corporate exposure in Singapore.

Adjusted ECL (annualised) as a percentage of average gross loans and advances to customers was 1.18%, compared with 0.28% at 4Q19.

Reported operating expenses

Reported operating expenses of $7.9bn were $9.2bn or 54% lower than in 4Q19, reflecting a $7.8bn decrease in significant items. These included the non-recurrence of a goodwill impairment of $7.3bn and charges related to customer redress programmes, which were $182m lower.

Excluding significant items and foreign currency translation differences, operating expenses of $7.7bn decreased by $1.4bn or 15%, with the reduction mainly attributable to the non-recurrence of a 4Q19 charge of $1.0bn related to the UK bank levy, a reduction in performance-related pay of $0.2bn and lower discretionary expenditure. The impact of our cost-saving initiatives contributed a further $0.1bn reduction.

Reported share of profit from associates and JVs

Reported income from associates and joint ventures of $0.4bn decreased by $97m or 19%, primarily from a reduction in income from a UK associate reflecting the impact of the Covid-19 outbreak.

Retail Banking and Wealth Management

1Q20 compared with 1Q19 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2020	2019	2019	1Q20 vs. 1Q19
	Footnotes	$m	$m	$m	$m	%
Retail Banking		3,831	3,969	3,778	53	1
– current accounts, savings and deposits		2,274	2,421	2,172	102	5
– personal lending		1,557	1,548	1,606	(49)	(3)
mortgages		423	386	423	—	0
credit cards		675	701	744	(69)	(9)
other personal lending		459	461	439	20	5
Wealth Management		912	1,652	1,895	(983)	(52)
– investment distribution		883	719	851	32	4
– life insurance manufacturing		(206)	676	788	(994)	>(100)
– asset management		235	257	256	(21)	(8)
Other	1	126	207	182	(56)	(31)
Net operating income	2	4,869	5,828	5,855	(986)	(17)
RoTE excluding significant items and UK bank levy (annualised) (%)		1.5		22.1

1
‘Other’ includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2
‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).

Adjusted profit before tax of $0.4bn was $1.8bn or 84% lower than in 1Q19. This reflected a reduction in adjusted revenue of $1.0bn, driven by adverse market impacts in life insurance manufacturing in 1Q20 of $689m following a weakening of global equity prices and lower interest rates (1Q19: $183m favourable), while retail banking and investment distribution performance remained resilient in difficult economic conditions. In addition, adjusted ECL increased by $0.8bn, mainly due to the global impact of Covid-19 on the forward economic outlook. Adjusted operating expenses rose by $0.1bn as the impact of inflation and continued investment in the business was partly offset by lower discretionary expenditure.

Commercial Banking

1Q20 compared with 1Q19 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2020	2019	2019	1Q20 vs. 1Q19
	Footnotes	$m	$m	$m	$m	%
Global Trade and Receivables Finance		469	431	461	8	2
Credit and Lending		1,382	1,322	1,337	45	3
Global Liquidity and Cash Management		1,333	1,422	1,486	(153)	(10)
Markets products, Insurance and Investments, and Other	1	478	496	574	(96)	(17)
Net operating income	2	3,662	3,671	3,858	(196)	(5)
RoTE excluding significant items and UK bank levy (annualised) (%)		4.1		13.9

1
Includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and Global Banking products.
2
‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).

Adjusted profit before tax of $0.6bn was $1.4bn or 69% lower than in 1Q19. Adjusted revenue fell by $0.2bn, mainly in GLCM (down $0.2bn) due to the lower interest rate environment, partly offset by a 6% growth in average balances. Revenue was higher in Credit and Lending, reflecting balance growth from increased customer drawdowns. Adjusted ECL increased by $1.1bn, reflecting the global impact of Covid-19 on the forward economic outlook, and from a significant charge related to a corporate exposure in Singapore. Adjusted operating expenses were $0.1bn higher, reflecting increased investment in digital capabilities to improve the client experience, partly offset by lower discretionary expenditure.

Global Banking and Markets

1Q20 compared with 1Q19 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2020	2019	2019	1Q20 vs. 1Q19
	Footnotes	$m	$m	$m	$m	%
Global Markets		2,133	1,241	1,712	421	25
– FICC		1,844	1,067	1,340	504	38
Foreign Exchange		1,129	665	684	445	65
Rates		675	274	481	194	40
Credit		40	128	175	(135)	(77)
– Equities		289	174	372	(83)	(22)
Securities Services		510	516	472	38	8
Global Banking		942	982	921	21	2
Global Liquidity and Cash Management		608	670	677	(69)	(10)
Global Trade and Receivables Finance		193	196	205	(12)	(6)
Principal Investments		(235)	45	83	(318)	>(100)
Credit and funding valuation adjustments		(346)	189	46	(392)	>(100)
Other	1	(142)	(120)	(119)	(23)	(19)
Net operating income	2	3,663	3,719	3,997	(334)	(8)
RoTE excluding significant items and UK bank levy (annualised) (%)		6.9		11.3

1
‘Other’ in GB&M includes allocated funding costs. Additionally, within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities that are not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within ‘Other’.
2
‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).

Adjusted profit before tax of $0.8bn was $0.8bn or 49% lower than in 1Q19. Adjusted revenue fell by $0.3bn, mainly from adverse movements in credit and funding valuation adjustments of $0.4bn and from a reduction in Principal Investments revenue of $0.3bn, mainly due to valuation losses in 1Q20. Revenue in Global Markets increased by $0.4bn, primarily due to increased client activity as a result of higher volatility, partly offset by adverse bid-offer adjustments of $0.3bn. Adjusted ECL were $0.5bn higher from charges relating to the global impact of Covid-19 on the forward economic outlook, and from charges against a small number of clients. Adjusted operating expenses fell by $0.1bn, primarily from lower performance-related pay.

Global Private Banking

1Q20 compared with 1Q19 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2020	2019	2019	1Q20 vs. 1Q19
	Footnotes	$m	$m	$m	$m	%
Investment revenue		255	188	185	70	38
Lending		113	111	97	16	16
Deposit		103	111	121	(18)	(15)
Other		40	44	48	(8)	(17)
Net operating income	1	511	454	451	60	13
RoTE excluding significant items and UK bank levy (annualised) (%)		15.8		10.9

1
‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).

Adjusted profit before tax of $0.1bn increased by $23m or 23% compared with 1Q19. Adjusted revenue increased by $60m, mainly from growth in investment and lending revenue in Asia and in Europe, driven by high volatility in equity markets. This increase was partly offset by higher adjusted ECL from a charge relating to a single client. Adjusted operating expenses were $10m lower as we invested in the business in Asia, while reducing costs in Switzerland.

In 1Q20, we attracted $5.3bn of net new money inflows, mainly in Asia and Europe.

Corporate Centre

1Q20 compared with 1Q19 – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2020	2019	2019	1Q20 vs. 1Q19
	Footnotes	$m	$m	$m	$m	%
Central Treasury		699	(19)	269	430	>100
– Balance Sheet Management	1	829	450	608	221	36
– Holdings net interest expanses		(321)	(318)	(338)	17	5
– valuation differences on long-term debt and associated swaps		259	(73)	50	209	>100
– other central treasury		(68)	(78)	(51)	(17)	(33)
Legacy portfolios		(91)	13	(70)	(21)	(30)
Other		14	(80)	(211)	225	>100
Net operating income	2	622	(86)	(12)	634	>100
RoTE excluding significant items and UK bank levy (annualised) (%)		0.9		(6.7)

1
Balance Sheet Management revenue includes other internal allocations to reflect the economic benefit generated by certain activities, which is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in 'other central treasury'.
2
‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).

Adjusted profit before tax of $1.1bn was $0.8bn higher than in 1Q19. Adjusted revenue increased by $0.6bn, primarily reflecting higher disposal gains in Balance Sheet Management and favourable fair value movements of $209m relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with associated swaps. Adjusted operating expenses decreased by $0.3bn due to lower discretionary expenditure. Share of profit from associates and joint ventures fell by $0.1bn, mainly from a reduction in income from a UK associate due to the impact of the Covid-19 outbreak.

Balance sheet – 31 March 2020 compared with 31 December 2019

At 31 March 2020, our total assets of $2.9tn were $203bn higher on a reported basis.

The increase in total assets included growth in derivative assets (up $128bn), mainly in Europe, reflecting mark-to-market gains on interest rate and foreign exchange derivatives and increased client activity. The increase in derivative assets was consistent with the increase in derivative liabilities as the underlying risk is broadly matched. In addition, cash collateral and settlement accounts, included within other assets, increased by $73bn due to the seasonal reduction at 31 December 2019, as clients settled trades prior to the year end.

On a constant currency basis, our total assets were $289bn higher.

Loans and advances to customers as a percentage of customer accounts were 72.2%, an increase of 0.2% compared with 31 December 2019.

Loans and advances to customers

Reported loans and advances to customers of $1,040bn were $4bn higher, which included adverse effects of foreign currency translation differences of $37bn. On a constant currency basis, customer lending increased by $41bn or 4% as we continued to support new and existing customers during the current economic uncertainty.

In GB&M, lending of $262bn was $24bn higher, mainly in the UK, Hong Kong and the US from increased term lending. In CMB, lending of $351bn was $16bn higher, mainly in term lending in the US, UK and across Asia. The growth in GB&M and CMB included the effect of customers drawing down on credit facilities and partially redeploying these funds into their customer accounts to increase cash balances during the Covid-19 outbreak. In RBWM, lending of $379bn was broadly unchanged as growth in mortgages was offset by a reduction in credit card balances.

Customer accounts

Customer accounts of $1,441bn increased by $1bn on a reported basis, including adverse foreign currency translation differences of $45bn. On a constant currency basis, customer accounts increased by $47bn or 3%. Customer accounts grew in all our global businesses and regions as corporate and personal customers consolidated their funds and redeployed them into cash, and as corporate clients drew down on credit facilities and partially redeployed the funds into their customer accounts, as a result of uncertainty due to the Covid-19 outbreak.

In GB&M, customer accounts of $307bn were $26bn higher, reflecting growth in Europe, Asia and the US. In RBWM, balances increased by $13bn to $683bn, with growth notably in the UK, Hong Kong and North America. In CMB, balances increased by $4bn to $378bn, as increases in Europe of $13bn and North America of $2bn were largely offset by a reduction in Hong Kong of $12bn due to a managed reduction in short-term time deposits and a seasonal outflow.

Risk-weighted assets – 31 March 2020 compared with 31 December 2019

Risk-weighted assets (‘RWAs’) totalled $857.1bn at 31 March 2020, a $13.7bn increase compared with 4Q19. Excluding foreign currency translation differences, RWAs increased by $40.0bn.

A $35.8bn increase in RWAs due to asset size movements reflected lending growth in GB&M and CMB, including an increase in the drawdown of facilities as a result of the Covid-19 outbreak, and increased market risk. Changes in asset quality increased RWAs by $4.3bn.

Net interest margin

		Quarter ended			Full year to
		31 Mar	31 Dec	31 Mar	31 Dec
		2020	2019	2019	2019
	Footnotes	$m	$m	$m	$m
Net interest income		7,612	7,654	7,468	30,462
Average interest-earning assets		1,991,702	1,945,596	1,902,912	1,922,822
		%	%	%	%
Gross interest yield	1	2.55	2.70	2.89	2.84
Less: cost of funds	1	(1.19)	(1.34)	(1.53)	(1.48)
Net interest spread	2	1.36	1.36	1.36	1.36
Net interest margin	3	1.54	1.56	1.59	1.58

1
Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Cost of funds is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2
Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3
Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Net interest margin ('NIM') of 1.54% was down 2bps from 4Q19. Market interest rates have fallen during 1Q20 and we expect material downward pressure on NIM in future quarters as we incur the full impact of these reductions. As disclosed in our Annual Report and Accounts 2019, a 100bps reduction in market interest rates would reduce projected net interest income by over $3bn (for more information on net interest income sensitivity, see page 140 of the Annual Report and Accounts 2019). This sensitivity does not incorporate projections of changes in balance sheet size, product mix nor product pricing strategies.

Notes

●
Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2020 and the quarter ended

31 March 2019. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2020 and the corresponding balances at 31 December 2019.

●
The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with our significant accounting policies as described on pages 240 to 251 of our Annual Report and Accounts 2019.

●
On 31 March 2020, HSBC announced that, in response to a request from the Bank of England through the UK's Prudential Regulation Authority (‘PRA’), the Board had cancelled the fourth interim dividend of $0.21 per ordinary share, which was scheduled to be paid on 14 April 2020. The Board also announced that until the end of 2020 HSBC will make no quarterly or interim dividend payments or accruals in respect of ordinary shares. As previously disclosed on 18 February 2020 in the Annual Report and Accounts 2019, we also plan to suspend share buy-backs in respect of ordinary shares in 2020 and 2021.

●
The Board will review our dividend policy at or ahead of the year-end results for 2020, when the economic impact of the pandemic is better understood. We will also take into account the views of our shareholders, the interests of our other stakeholders and other factors, including our financial performance and capital position.
Cautionary statement regarding forward-looking statements

This Earnings Release contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business, including the strategic priorities and 2020 financial, investment and capital targets described herein.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

●
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Covid-19 outbreak); the Covid-19 outbreak, which could have adverse impacts on our income due to lower lending and transaction volumes, lower wealth and insurance manufacturing revenue, and lower interest rates globally, as well as, more generally, material adverse impacts on our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Covid-19 outbreak); potential changes in future dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; other unfavourable political or diplomatic developments producing social instability or legal uncertainty, such as the unrest in Hong Kong, which in turn may affect demand for our products and services; climate change, which may cause both idiosyncratic and systemic risks resulting in potential financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries;

adverse changes in the funding status of public or private defined benefit pensions; consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the expected discontinuation of certain key Ibors and the development of alternative risk-free benchmark rates, which may require us to enhance our capital position and/or position additional capital in specific subsidiaries; and price competition in the market segments we serve;

●
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 outbreak); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s exit from the EU, which may result in a prolonged period of uncertainty, unstable economic conditions and market volatility, including currency fluctuations; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and

●
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our targets which may result in our failure to achieve any of the expected benefits of our strategic initiatives; model limitations or failure, which may require us to hold additional capital and incur losses; changes to the judgments, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit rating assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, which may have a material impact on the way we prepare our financial statements; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; and changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and skilled personnel. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Top and emerging risks’ on pages 76 to 81 of the Annual Report and Accounts 2019.

For further information contact:

Investor Relations	Media Relations
UK – Richard O’Connor	UK – Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045

Hong Kong – Mark Phin	Hong Kong – Patrick Humphris
Tel: +852 2822 4908	Tel: +852 2822 2052
Summary consolidated income statement

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2020	2019	2019
	$m	$m	$m
Net interest income	7,612	7,654	7,468
Net fee income	3,123	2,938	3,026
Net income from financial instruments held for trading or managed on a fair value basis	3,364	2,354	2,881
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(3,580)	1,160	1,710
Changes in fair value of designated debt and related derivatives1	246	(59)	11
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	(373)	195	270
Gains less losses from financial investments	312	19	99
Net insurance premium income	2,910	1,589	3,296
Other operating income	404	22	858
Total operating income	14,018	15,872	19,619
Net insurance claims and benefits paid and movement in liabilities to policyholders	(332)	(2,501)	(5,191)
Net operating income before change in expected credit losses and other credit impairment charges2	13,686	13,371	14,428
Change in expected credit losses and other credit impairment charges	(3,026)	(733)	(585)
Net operating income	10,660	12,638	13,843
Total operating expenses excluding goodwill impairment	(7,852)	(9,704)	(8,222)
Goodwill impairment	—	(7,349)	—
Operating profit/(loss)	2,808	(4,415)	5,621
Share of profit in associates and joint ventures	421	518	592
Profit/(loss) before tax	3,229	(3,897)	6,213
Tax expense	(721)	(1,127)	(1,303)
Profit/(loss) after tax	2,508	(5,024)	4,910
Attributable to:
– ordinary shareholders of the parent company	1,785	(5,509)	4,134
– preference shareholders of the parent company	22	23	22
– other equity holders	441	176	410
– non-controlling interests	260	286	344
Profit/(loss) after tax	2,508	(5,024)	4,910
	$	$	$
Basic earnings per share	0.09	(0.27)	0.21
Diluted earnings per share	0.09	(0.27)	0.21
Dividend per ordinary share (in respect of the period)3	—	—	0.10
	%	%	%
Return on average ordinary shareholders’ equity (annualised)	4.4	(13.3)	10.2
Return on average tangible equity (annualised)	4.2	5.2	10.6
Cost efficiency ratio	57.4	127.5	57.0

1
The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3
Dividends recorded in the financial statements are dividends per ordinary share declared in a period and are not dividends in respect of, or for, that period.

Summary consolidated balance sheet

	At
	31 Mar	31 Dec
	2020	2019
	$m	$m
Assets
Cash and balances at central banks	187,386	154,099
Trading assets	215,634	254,271
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	40,650	43,627
Derivatives	371,283	242,995
Loans and advances to banks	84,547	69,203
Loans and advances to customers1	1,040,282	1,036,743
Reverse repurchase agreements – non-trading	222,774	240,862
Financial investments	446,668	443,312
Other assets	308,586	230,040
Total assets	2,917,810	2,715,152
Liabilities and equity
Liabilities
Deposits by banks	75,504	59,022
Customer accounts	1,440,529	1,439,115
Repurchase agreements – non-trading	150,243	140,344
Trading liabilities	74,410	83,170
Financial liabilities designated at fair value	155,184	164,466
Derivatives	356,616	239,497
Debt securities in issue	99,410	104,555
Liabilities under insurance contracts	94,979	97,439
Other liabilities	272,664	194,876
Total liabilities	2,719,539	2,522,484
Equity
Total shareholders’ equity	189,771	183,955
Non-controlling interests	8,500	8,713
Total equity	198,271	192,668
Total liabilities and equity	2,917,810	2,715,152

1
Net of impairment allowances.

Credit risk

A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 84 of the Annual Report and Accounts 2019.

Summary of credit risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 March 2020
	Gross carrying/nominal amount1					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage1	Stage2	Stage3	POCI2	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers	934,252	101,714	14,401	300	1,050,667	(1,498)	(3,078)	(5,713)	(96)	(10,385)	0.2	3.0	39.7	32.0	1.0
Personal	395,313	16,860	4,839	—	417,012	(708)	(1,697)	(1,274)	—	(3,679)	0.2	10.1	26.3	—	0.9
– Europe	175,659	7,592	2,319	—	185,570	(132)	(820)	(659)	—	(1,611)	0.1	10.8	28.4	—	0.9
of which: UK	143,239	6,111	1,513	—	150,863	(110)	(792)	(406)	—	(1,308)	0.1	13.0	26.8	—	0.9
of which: UK first lien mortgages	128,177	1,802	1,036	—	131,015	(14)	(17)	(111)	—	(142)	—	0.9	10.7	—	0.1
of which: UK other personal lending	15,062	4,309	477	—	19,848	(96)	(775)	(295)	—	(1,166)	0.6	18.0	61.8	—	5.9
– Asia	169,782	5,764	751	—	176,297	(258)	(359)	(177)	—	(794)	0.2	6.2	23.6	—	0.5
of which: Hong Kong	117,050	2,665	248	—	119,963	(108)	(224)	(51)	—	(383)	0.1	8.4	20.6	—	0.3
of which: Hong Kong first lien mortgages	86,745	1,002	42	—	87,789	(1)	—	—	—	(1)	—	—	—	—	—
of which: Hong Kong other personal lending	30,305	1,663	206	—	32,174	(107)	(224)	(51)	—	(382)	0.4	13.5	24.8	—	1.2
– MENA	5,469	353	277	—	6,099	(60)	(86)	(176)	—	(322)	1.1	24.4	63.5	—	5.3
– North America	38,996	2,316	1,271	—	42,583	(122)	(174)	(150)	—	(446)	0.3	7.5	11.8	—	1.0
– Latin America	5,407	835	221	—	6,463	(136)	(258)	(112)	—	(506)	2.5	30.9	50.7	—	7.8
Corporate and commercial	469,067	79,770	9,267	299	558,403	(742)	(1,334)	(4,321)	(95)	(6,492)	0.2	1.7	46.6	31.8	1.2
– Europe	152,308	18,765	4,563	120	175,756	(274)	(513)	(1,508)	(43)	(2,338)	0.2	2.7	33.0	35.8	1.3
of which: UK	107,267	14,144	3,263	73	124,747	(226)	(447)	(954)	(32)	(1,659)	0.2	3.2	29.2	43.8	1.3
– Asia	232,818	40,215	2,081	132	275,246	(248)	(330)	(1,422)	(35)	(2,035)	0.1	0.8	68.3	26.5	0.7
of which: Hong Kong	147,390	24,993	616	49	173,048	(122)	(193)	(408)	(25)	(748)	0.1	0.8	66.2	51.0	0.4
– MENA	17,272	5,658	1,853	18	24,801	(61)	(164)	(1,048)	(12)	(1,285)	0.4	2.9	56.6	66.7	5.2
– North America	55,380	13,737	483	—	69,600	(60)	(266)	(172)	—	(498)	0.1	1.9	35.6	—	0.7
– Latin America	11,289	1,395	287	29	13,000	(99)	(61)	(171)	(5)	(336)	0.9	4.4	59.6	17.2	2.6
Non-bank financial institutions	69,872	5,084	295	1	75,252	(48)	(47)	(118)	(1)	(214)	0.1	0.9	40.0	100.0	0.3
– Europe	27,709	1,014	227	1	28,951	(16)	(16)	(75)	(1)	(108)	0.1	1.6	33.0	100.0	0.4
of which: UK	20,184	874	105	—	21,163	(12)	(14)	(5)	—	(31)	0.1	1.6	4.8	—	0.1
– Asia	29,178	3,669	18	—	32,865	(24)	(26)	(18)	—	(68)	0.1	0.7	100.0	—	0.2
of which: Hong Kong	17,599	3,010	18	—	20,627	(9)	(20)	(18)	—	(47)	0.1	0.7	100.0	—	0.2
– MENA	284	51	34	—	369	—	(1)	(12)	—	(13)	—	2.0	35.3	—	3.5
– North America	11,314	313	6	—	11,633	(4)	(3)	(5)	—	(12)	—	1.0	83.3	—	0.1
– Latin America	1,387	37	10	—	1,434	(4)	(1)	(8)	—	(13)	0.3	2.7	80.0	—	0.9
Loans and advances to banks	84,208	353	—	—	84,561	(13)	(1)	—	—	(14)	—	0.3	—	—	—
Other financial assets at amortised cost	701,322	3,078	149	1	704,550	(48)	(74)	(47)	—	(169)	—	2.4	31.5	—	—
Loan and other credit-related commitments	586,262	27,208	831	1	614,302	(152)	(220)	(112)	—	(484)	—	0.8	13.5	—	0.1
– personal	223,368	1,712	191	—	225,271	(13)	(1)	—	—	(14)	—	0.1	—	—	—
– corporate and commercial	222,187	24,443	637	1	247,268	(131)	(218)	(112)	—	(461)	0.1	0.9	17.6	—	0.2
– financial	140,707	1,053	3	—	141,763	(8)	(1)	—	—	(9)	—	0.1	—	—	—
Financial guarantees	16,478	2,651	148	4	19,281	(19)	(33)	(6)	—	(58)	0.1	1.2	4.1	—	0.3
– personal	769	1	1	—	771	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	11,597	2,344	142	4	14,087	(17)	(32)	(5)	—	(54)	0.1	1.4	3.5	—	0.4
– financial	4,112	306	5	—	4,423	(2)	(1)	(1)	—	(4)	—	0.3	20.0	—	0.1
At 31 Mar 2020	2,322,522	135,004	15,529	306	2,473,361	(1,730)	(3,406)	(5,878)	(96)	(11,110)	0.1	2.5	37.9	31.4	0.4

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2019
	Gross carrying/nominal amount1					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total	Stage 1	Stage 2	Stage 3	POCI2	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers	951,583	80,182	13,378	332	1,045,475	(1,297)	(2,284)	(5,052)	(99)	(8,732)	0.1	2.8	37.8	29.8	0.8
Personal	413,669	15,751	4,851	—	434,271	(583)	(1,336)	(1,215)	—	(3,134)	0.1	8.5	25.0	—	0.7
– Europe	186,561	6,854	2,335	—	195,750	(112)	(538)	(578)	—	(1,228)	0.1	7.8	24.8	—	0.6
of which: UK	153,313	5,455	1,612	—	160,380	(104)	(513)	(370)	—	(987)	0.1	9.4	23.0	—	0.6
of which: UK first lien mortgages	134,914	1,890	1,181	—	137,985	(16)	(19)	(124)	—	(159)	—	1.0	10.5	—	0.1
of which: UK other personal lending	18,399	3,565	431	—	22,395	(88)	(494)	(246)	—	(828)	0.5	13.9	57.1	—	3.7
– Asia	173,523	5,855	717	—	180,095	(223)	(339)	(170)	—	(732)	0.1	5.8	23.7	—	0.4
of which: Hong Kong	117,013	2,751	189	—	119,953	(90)	(220)	(44)	—	(354)	0.1	8.0	23.3	—	0.3
of which: Hong Kong first lien mortgages	85,732	1,116	43	—	86,891	(1)	—	—	—	(1)	—	—	—	—	—
of which: Hong Kong other personal lending	31,281	1,635	146	—	33,062	(89)	(220)	(44)	—	(353)	0.3	13.5	30.1	—	1.1
– MENA	5,671	247	299	—	6,217	(50)	(58)	(189)	—	(297)	0.9	23.5	63.2	—	4.8
– North America	41,148	1,930	1,238	—	44,316	(56)	(119)	(141)	—	(316)	0.1	6.2	11.4	—	0.7
– Latin America	6,766	865	262	—	7,893	(142)	(282)	(137)	—	(561)	2.1	32.6	52.3	—	7.1
Corporate and commercial	472,253	59,599	8,315	332	540,499	(672)	(920)	(3,747)	(99)	(5,438)	0.1	1.5	45.1	29.8	1.0
– Europe	151,378	19,191	4,517	129	175,215	(288)	(447)	(1,524)	(45)	(2,304)	0.2	2.3	33.7	34.9	1.3
of which: UK	108,052	15,346	3,283	79	126,760	(234)	(379)	(984)	(32)	(1,629)	0.2	2.5	30.0	40.5	1.3
– Asia	237,553	28,607	1,401	148	267,709	(208)	(237)	(966)	(38)	(1,449)	0.1	0.8	69.0	25.7	0.5
of which: Hong Kong	147,162	20,515	655	48	168,380	(111)	(156)	(455)	(28)	(750)	0.1	0.8	69.5	58.3	0.4
– MENA	18,476	3,302	1,651	18	23,447	(55)	(86)	(934)	(12)	(1,087)	0.3	2.6	56.6	66.7	4.6
– North America	51,953	7,274	453	—	59,680	(43)	(94)	(137)	—	(274)	0.1	1.3	30.2	—	0.5
– Latin America	12,893	1,225	293	37	14,448	(78)	(56)	(186)	(4)	(324)	0.6	4.6	63.5	10.8	2.2
Non-bank financial institutions	65,661	4,832	212	—	70,705	(42)	(28)	(90)	—	(160)	0.1	0.6	42.5	—	0.2
– Europe	25,345	1,000	153	—	26,498	(19)	(9)	(53)	—	(81)	0.1	0.9	34.6	—	0.3
of which: UK	17,613	874	58	—	18,545	(14)	(7)	(5)	—	(26)	0.1	0.8	8.6	—	0.1
– Asia	28,530	3,607	19	—	32,156	(17)	(16)	(19)	—	(52)	0.1	0.4	100.0	—	0.2
of which: Hong Kong	16,589	3,168	19	—	19,776	(6)	(15)	(19)	—	(40)	—	0.5	100.0	—	0.2
– MENA	254	—	34	—	288	—	—	(13)	—	(13)	—	—	38.2	—	4.5
– North America	9,852	220	6	—	10,078	(3)	(3)	(5)	—	(11)	—	1.4	83.3	—	0.1
– Latin America	1,680	5	—	—	1,685	(3)	—	—	—	(3)	0.2	—	—	—	0.2
Loans and advances to banks	67,769	1,450	—	—	69,219	(14)	(2)	—	—	(16)	—	0.1	—	—	—
Other financial assets at amortised cost	613,200	1,827	151	1	615,179	(38)	(38)	(42)	—	(118)	—	2.1	27.8	—	—
Loan and other credit-related commitments	577,631	21,618	771	9	600,029	(137)	(133)	(59)	—	(329)	—	0.6	7.7	—	0.1
– personal	221,490	1,630	194	—	223,314	(13)	(2)	—	—	(15)	—	0.1	—	—	—
– corporate and commercial	259,138	18,804	573	9	278,524	(118)	(130)	(59)	—	(307)	—	0.7	10.3	—	0.1
– financial	97,003	1,184	4	—	98,191	(6)	(1)	—	—	(7)	—	0.1	—	—	—
Financial guarantees	17,684	2,340	186	4	20,214	(16)	(22)	(10)	—	(48)	0.1	0.9	5.4	—	0.2
– personal	802	1	1	—	804	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	12,540	2,076	184	4	14,804	(14)	(21)	(9)	—	(44)	0.1	1.0	4.9	—	0.3
– financial	4,342	263	1	—	4,606	(1)	(1)	(1)	—	(3)	—	0.4	100.0	—	0.1
At 31 Dec 2019	2,227,867	107,417	14,486	346	2,350,116	(1,502)	(2,479)	(5,163)	(99)	(9,243)	0.1	2.3	35.6	28.6	0.4

1
Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2
Purchased or originated credit-impaired ('POCI').

Covid-19

Methodology

Our methodology in relation to the adoption and generation of economic scenarios is described on page 92 of the Annual Report and Accounts 2019. We continue to follow this methodology in generating our consensus probability-weighted ECL, with alternative or additional scenarios and management adjustments supplementing this ECL where, in management's opinion, the consensus forecast does not fully capture the extent of recent credit or economic events.

Description of economic scenarios

The economic assumptions presented in this section have been formed internally specifically for the purpose of calculating ECL.

Economic scenarios incorporating the economic impacts of Covid-19

The outbreak of Covid-19 has had, and continues to have, a material impact on businesses around the world and the economic environments in which the Group operates. In light of this, management has noted a significant broadening of the distribution of economic forecasts. Given the rapidly changing economic impact, including the initiation of substantial government and central bank relief actions and support measures in many countries, management has made various judgements to best reflect the range of outcomes at the reporting date. The Group has formed three internally generated economic scenarios (mild, moderate and severe) based on the duration and severity of economic impacts across various markets, fiscal and policy responses and oil price volatility. These Covid-19 scenarios have been generated for each of the Group’s key markets and have been probability weighted in the calculation of ECL with greater weighting to the mild and moderate scenarios.

The overall impact of the Covid-19 scenarios and other related judgemental management adjustments on the ECL is shown below:

Impact of Covid-19 on allowance for ECL
	At 31 March 2020			At 31 Dec 2019
	Consensus probability-weighted ECL2	Covid-19 scenarios and other management adjustments2	Allowance for ECL	Allowance for ECL
	$m	$m	$m	$m
Retail	2,961	630	3,591	3,118
Wholesale	6,396	882	7,278	5,981
Other1	241	—	241	144
Total	9,598	1,512	11,110	9,243

1
Includes Insurance and other central Group portfolios.
2
The consensus probability-weighted ECL includes adjustments related to the 4Q19 UK alternative Downside scenario of $311m and Asia-Pacific alternative Downside scenario of $180m. The 1Q20 incremental Covid-19 scenario impact is shown net of the removal of these adjustments.

The three scenarios used for the purpose of calculating ECL at 31 March 2020 replaced the UK alternative Downside and Asia-Pacific alternative Downside scenarios used at 31 December 2019.

These three scenarios are based on 31 March 2020 data and differentiated by the severity and duration of the associated economic impact of Covid-19, with a greater number of infections coinciding with longer periods of restrictions in activity and greater economic impact. Monetary and fiscal stimulus is assumed in all three scenarios. The three scenarios are:

●
Mild: This scenario models brief recessions in most of our major markets followed by an extended period of low growth. Temporary restrictions in activity lead to a rise in unemployment, a short-lived contraction in equity markets and a slowdown in house price growth. Hong Kong GDP growth is expected to have reached a low point in 1Q20, with positive GDP growth expected by 3Q20, while UK and US GDP growth are expected to reach a low point in 2Q20, with positive GDP growth expected by 1Q21.

●
Moderate: This scenario models a deeper and longer recession across our major markets. There is a strong rise in unemployment across some of our major markets and significant contractions in equity markets and house prices in 2020. Hong Kong GDP growth is expected to have reached a low point in 1Q20, with positive GDP growth expected by 4Q20, while UK and US GDP growth are expected to reach a low point in 2Q20 and 3Q20, respectively, with positive GDP growth expected by 1Q21.

●
Severe: The severe scenario models a deep and more prolonged recession, with a slow recovery across our major markets. Restrictions in activity and a more prolonged recession lead to a sharp rise in unemployment across our major markets. House prices and equity markets undergo very significant contractions in 2020. Hong Kong GDP growth is expected to have reached a low point in 2Q20, with positive GDP growth expected by 2Q21, while UK and US GDP growth is expected to reach a low point in 2Q20 and 3Q20, respectively, with positive GDP growth expected by 2Q21.

The table below shows the range of worst points in annualised economic indicators across the three scenarios within individual quarters in 2020 to 2021:

Forecast range of quarterly worst point of economic measures for key markets in 2020 to 2021
	Hong Kong		UK		US
	1Q201	Worst point	1Q201	Worst point	1Q201	Worst point
	%	%	%	%	%	%
GDP growth rate (%) – low point	(7.5)	(7.5)–(8.6)	0.6	(13.8)–(14.9)	1.2	(8.9)–(11.8)
Unemployment (%) – high point	3.5	3.5–5.7	4.0	6.0–8.5	3.6	11.3–14.2
House price growth annualised (%) – low point	(6.2)	(6.2)–(26.3)	1.9	(5.6)–(15.7)	4.3	(2.9)–(10.1)

1
Based on 4Q19 estimates.

The ECL impact of economic scenarios, including for the UK and the US, were performed in part through management adjustments. Further, additional judgemental management adjustments have been applied in certain markets and portfolios at 31 March 2020 where management has considered that the impact of applying the Covid-19 scenarios in the calculation of ECL does not fully capture the extent of recent credit events.

The ECL impact of the scenarios and judgemental management adjustments are highly sensitive to movements in economic forecasts, including the efficacy of government support measures. If the ECL were estimated solely on the basis of the severe scenario at 31 March 2020, which assumes a slower economic recovery, the allowance for ECL would increase by approximately $4bn.

Capital adequacy
Capital adequacy metrics
	At
	31 Mar	31 Dec
	2020	2019
Risk-weighted assets ('RWAs') ($bn)
Credit risk (excluding counterparty credit risk)	685.6	676.6
Counterparty credit risk	47.5	44.1
Market risk	34.8	29.9
Operational risk	89.2	92.8
Total risk-weighted assets	857.1	843.4
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	125.2	124.0
Tier 1 capital	149.2	148.4
Total capital	174.0	172.2
Capital ratios on a transitional basis (%)
CET1	14.6	14.7
Tier 1	17.4	17.6
Total capital	20.3	20.4
Capital on an end point basis ($bn)
Common equity tier 1 (‘CET1’) capital	125.2	124.0
Tier 1 capital	146.1	144.8
Total capital	161.1	159.3
Capital ratios on an end point basis (%)
CET1	14.6	14.7
Tier 1	17.0	17.2
Total capital	18.8	18.9
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	617.2	601.4
Total net cash outflow ($bn)	395.0	400.5
LCR ratio (%)	156.3	150.2

Capital figures and ratios in the table above are calculated in accordance with the revisions to the Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point. The end point figures in the table above take into account the regulatory transitional arrangements in CRR II for IFRS 9, which are more fully described below.

Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’

We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the table above. Without their application, our CET1 ratio would be 14.5%.

The IFRS 9 regulatory transitional arrangements allow banks to add back to their capital base a proportion (currently 70%) of the impact that IFRS 9 has upon their loan loss allowances during the first five years of use. The impact is defined as:

●
the increase in loan loss allowances on day one of IFRS 9 adoption; and

●
any subsequent increase in expected credit losses (‘ECL’) in the non-credit-impaired book thereafter.

Any add-back must be tax affected and accompanied by a recalculation of capital deduction thresholds, exposure and RWAs. The impact is calculated separately for portfolios using the standardised (‘STD’) and internal ratings based (‘IRB’) approaches. For IRB portfolios, there is no add-back to capital unless loan loss allowances exceed regulatory 12-month expected losses.

In the current period, the add-back to the capital base amounted to $0.8bn under the STD approach with a tax impact of $0.2bn and a capital deduction threshold impact of $0.1bn. We made no add-back for portfolios on the IRB approach as our loan loss allowances remained lower than regulatory expected losses.

Capital

At 31 March 2020, our CET1 ratio was 14.6%, down from 14.7% at 31 December 2019.

CET1 capital increased during the quarter by $1.2bn, mainly as a result of:

●
the cancellation of the 4Q19 unpaid dividend of $3.4bn at the PRA’s request;

●
capital generation of $1.9bn through profits;

●
a $0.9bn increase in FVOCI reserves; and

●
a fall in the deduction for excess expected loss of $0.7bn.

These increases were partly offset by:

●
foreign currency translation differences of $4.7bn; and

●
a $0.5bn increase in the deduction for prudent valuation adjustment.

These movements reflected the impact of the Covid-19 outbreak on our CET1 ratio at 31 March 2020 in a number of ways. The cancellation of the unpaid dividend for 4Q19 at the PRA’s request strengthened our CET1 ratio by 0.4%. This, and our decision not to pay an interim dividend on ordinary shares, have offset the negative impacts of lower profitability, FX movements and the rise in the deduction for prudent valuation adjustment.

The Group’s countercyclical capital buffer requirement fell by $3.3bn, mainly as a result of the decision of the Bank of England's Financial Policy Committee and the Hong Kong Monetary Authority to reduce their requirements with immediate effect during March to mitigate the impacts of the outbreak.

Leverage
Leverage ratio
			At
			31 Mar	31 Dec
			2020	2019
Ref		Footnotes	$bn	$bn
20	Tier 1 capital		146.1	144.8
21	Total leverage ratio exposure		2,782.7	2,726.5
			%	%
22	Leverage ratio		5.3	5.3
EU-23	Choice of transitional arrangements for the definition of the capital measure		Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average	1	2,585.2	2,535.4
			%	%
	UK leverage ratio – quarterly average	1	5.6	5.8
	UK leverage ratio – quarter end	1	5.7	5.7

1
UK leverage ratio denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework and excludes qualifying central bank balances from the calculation of exposure.

Our leverage ratio calculated in accordance with the Capital Requirements Regulation in force was 5.3% at 31 March 2020, unchanged from 31 December 2019. The rise in total leverage ratio exposure was primarily due to an increase in settlement accounts and customer lending.

At 31 March 2020, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.1%. These additional buffers translated into capital values of $17.9bn and $1.9bn respectively. We exceeded these leverage requirements.

Risk-weighted assets

RWAs by global business
	RBWM	CMB	GB&M	GPB	CorporateCentre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	102.2	291.8	165.3	11.2	115.1	685.6
Counterparty credit risk	—	—	45.9	0.2	1.4	47.5
Market risk	—	—	28.3	—	6.5	34.8
Operational risk	29.1	25.0	29.6	2.7	2.8	89.2
At 31 Mar 2020	131.3	316.8	269.1	14.1	125.8	857.1

Credit risk	103.8	290.8	161.1	11.0	109.9	676.6
Counterparty credit risk	—	—	42.7	0.2	1.2	44.1
Market risk	—	—	23.6	—	6.3	29.9
Operational risk	30.2	25.9	30.8	2.8	3.1	92.8
At 31 Dec 2019	134.0	316.7	258.2	14.0	120.5	843.4
RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2020	134.0	316.7	234.6	14.0	114.2	29.9	843.4
Asset size	0.7	8.5	15.0	0.3	6.7	4.6	35.8
Asset quality	0.3	2.5	2.1	—	(0.6)	—	4.3
Model updates	0.4	0.1	(0.6)	—	—	—	(0.1)
Methodology and policy	0.6	1.0	(3.3)	—	1.4	0.3	—
Foreign exchange movements	(4.7)	(12.0)	(7.0)	(0.2)	(2.4)	—	(26.3)
Total RWA movement	(2.7)	0.1	6.2	0.1	5.1	4.9	13.7
RWAs at 31 Mar 2020	131.3	316.8	240.8	14.1	119.3	34.8	857.1

Risk-weighted assets (‘RWAs’) rose by $13.7bn during 1Q20, including a reduction of $26.3bn due to foreign currency translation differences. The $40.0bn increase (excluding foreign currency translation differences) comprised the movements described by the following comments.

Asset size

The $35.8bn increase in RWAs due to asset size movements was predominantly due to lending growth in GB&M and CMB, with a further $4.6bn increase in market risk RWAs.

GB&M RWAs rose by $15bn, of which $10.0bn came from lending growth – mostly in Europe, Asia and North America. Facility drawdowns within this increase included the effects of the Covid-19 outbreak. Lending growth was partly offset by active portfolio management measures of $1.0bn in the same regions. GB&M counterparty credit risk RWAs rose by $6.6bn as a result of mark-to-market movements and increased derivative trading volumes. This rise was partly offset by a $0.6bn reduction due to trade actions.

In CMB, an RWA increase of $9.9bn was mostly the result of lending growth in North America, Asia and Europe. Facility drawdowns within this increase included the effects of the outbreak. Lending growth was partly offset by a $1.4bn reduction of RWAs in Europe and MENA through management actions.

The $6.7bn increase in Corporate Centre RWAs was mostly in North America, Asia and MENA, and comprised increases mainly in government placements and money market deposits.

Market risk RWAs increased by $4.6bn. The majority of the increase was due to higher sovereign exposures and recent market volatility in Asia and Europe.

Asset quality

Changes in asset quality led to an RWA increase of $4.3bn, mainly in CMB and GB&M. These changes included credit rating downgrades caused by the Covid-19 outbreak, mostly in North America and Asia. Offsetting this, favourable portfolio mix changes in Europe reduced GB&M RWAs by $1.1bn, and the $0.6bn drop in Corporate Centre RWAs largely resulted from an improvement in portfolio quality in North America.

Model updates

The $0.1bn RWA decrease due to model updates mainly comprised a $0.6bn decrease in GB&M, mostly due to global corporate model updates, and an increase of $0.4bn in RBWM, following an adjustment to Hong Kong credit models.

Methodology and policy

Management initiatives in GB&M and CMB reduced RWAs by $6.6bn. These included risk parameter refinements, improved collateral linkage and a change in the treatment of undrawn private equity fund commitments.

With effect from 1 January 2020, we implemented two changes in approach to our wholesale credit risk exposures. Application of the new securitisation framework to the pre-existing book caused RWAs to rise by $3.4bn, mainly in Corporate Centre and GB&M. Following the conclusion of discussions with the PRA, we also transferred several UK corporate portfolios onto a Foundation IRB approach – causing a $3bn rise in RWAs in CMB and GB&M.

Summary information – global businesses

Analysis of significant items by global business is presented below.
Reconciliation of reported results to adjusted results – global businesses
		Quarter ended 31 Mar 2020
		Retail Bankingand Wealth Management	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		4,862	3,662	3,851	511	800	13,686
Significant items		7	—	(188)	—	(178)	(359)
– disposals, acquisitions and investment in new businesses		7	—	—	—	—	7
– fair value movement on financial instruments	2	—	—	(188)	—	(169)	(357)
– restructuring and other related costs		—	—	—	—	(9)	(9)
Adjusted		4,869	3,662	3,663	511	622	13,327
ECL
Reported		(1,059)	(1,374)	(543)	(49)	(1)	(3,026)
Adjusted		(1,059)	(1,374)	(543)	(49)	(1)	(3,026)
Operating expenses
Reported		(3,456)	(1,679)	(2,313)	(342)	(62)	(7,852)
Significant items		7	2	16	1	146	172
– customer redress programmes		1	—	—	—	—	1
– restructuring and other related costs		6	2	14	1	147	170
– settlements and provisions in connection with legal and regulatory matters		—	—	2	—	(1)	1
Adjusted		(3,449)	(1,677)	(2,297)	(341)	84	(7,680)
Share of profit in associates and joint ventures
Reported		(4)	—	—	—	425	421
Adjusted		(4)	—	—	—	425	421
Profit before tax
Reported		343	609	995	120	1,162	3,229
Significant items		14	2	(172)	1	(32)	(187)
– revenue		7	—	(188)	—	(178)	(359)
– operating expenses		7	2	16	1	146	172
Adjusted		357	611	823	121	1,130	3,042
Loans and advances to customers (net)
Reported		378,537	350,507	262,225	47,037	1,976	1,040,282
Adjusted		378,537	350,507	262,225	47,037	1,976	1,040,282
Customer accounts
Reported		683,033	377,639	307,458	64,677	7,722	1,440,529
Adjusted		683,033	377,639	307,458	64,677	7,722	1,440,529

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Fair value movements on financial instruments include non-qualifying hedges and debt valuation adjustments on derivatives.

Reconciliation of reported results to adjusted results – global businesses (continued)
		Quarter ended 31 Dec 2019
		Retail Bankingand Wealth Management	CommercialBanking	Global Banking and Markets	Global PrivateBanking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		5,758	3,687	3,697	452	(223)	13,371
Currency translation		(24)	(13)	(21)	2	(10)	(66)
Significant items		94	(3)	43	—	147	281
– customer redress programmes		47	(2)	—	—	—	45
– disposals, acquisitions and investment in new businesses		48	—	—	—	7	55
– fair value movements on financial instruments	2	—	—	43	—	133	176
– currency translation on significant items		(1)	(1)	—	—	7	5
Adjusted		5,828	3,671	3,719	454	(86)	13,586
ECL
Reported		(401)	(277)	(32)	3	(26)	(733)
Currency translation		8	2	(1)	—	2	11
Adjusted		(393)	(275)	(33)	3	(24)	(722)
Operating expenses
Reported		(3,824)	(4,740)	(6,484)	(811)	(1,194)	(17,053)
Currency translation		25	12	14	2	1	54
Significant items		273	2,978	4,056	438	211	7,956
– costs of structural reform	3	—	—	5	—	27	32
– customer redress programmes		181	2	—	—	—	183
– goodwill impairment		—	2,956	3,962	431	—	7,349
– restructuring and other related costs		98	24	88	12	178	400
– settlements and provisions in connection with legal and regulatory matters		—	—	2	(4)	7	5
– currency translation on significant items		(6)	(4)	(1)	(1)	(1)	(13)
Adjusted		(3,526)	(1,750)	(2,414)	(371)	(982)	(9,043)
Share of profit in associates and joint ventures
Reported		4	—	—	—	514	518
Currency translation		1	—	—	—	3	4
Adjusted		5	—	—	—	517	522
Profit/(loss) before tax
Reported		1,537	(1,330)	(2,819)	(356)	(929)	(3,897)
Currency translation		10	1	(8)	4	(4)	3
Significant items		367	2,975	4,099	438	358	8,237
– revenue		94	(3)	43	—	147	281
– operating expenses		273	2,978	4,056	438	211	7,956
Adjusted		1,914	1,646	1,272	86	(575)	4,343
Loans and advances to customers (net)
Reported		395,393	346,060	246,266	47,593	1,431	1,036,743
Currency translation		(16,403)	(11,995)	(7,764)	(782)	(68)	(37,012)
Adjusted		378,990	334,065	238,502	46,811	1,363	999,731
Customer accounts
Reported		689,283	386,522	292,284	62,943	8,083	1,439,115
Currency translation		(19,667)	(12,403)	(11,205)	(1,404)	(774)	(45,453)
Adjusted		669,616	374,119	281,079	61,539	7,309	1,393,662

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Fair value movements on financial instruments include non-qualifying hedges and debt valuation adjustments on derivatives.
3
Comprises costs associated with preparations for the UK’s exit from the European Union.

Reconciliation of reported results to adjusted results – global businesses (continued)
		Quarter ended 31 Mar 2019
		Retail Bankingand Wealth Management	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	CorporateCentre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		5,971	3,921	4,015	450	71	14,428
Currency translation		(116)	(63)	(70)	1	(9)	(257)
Significant items		—	—	52	—	(74)	(22)
– fair value movement on financial instruments	2	—	—	53	—	(75)	(22)
– currency translation on significant items		—	—	(1)	—	1	—
Adjusted		5,855	3,858	3,997	451	(12)	14,149
ECL
Reported		(302)	(247)	(40)	(2)	6	(585)
Currency translation		8	7	1	—	—	16
Adjusted		(294)	(240)	(39)	(2)	6	(569)
Operating expenses
Reported		(3,508)	(1,662)	(2,440)	(352)	(260)	(8,222)
Currency translation		74	32	43	(1)	8	156
Significant items		56	4	50	2	43	155
– costs of structural reform	3	—	2	13	—	38	53
– customer redress programmes		56	—	—	—	—	56
– restructuring and other related costs		1	2	38	2	7	50
– currency translation on significant items		(1)	—	(1)	—	(2)	(4)
Adjusted		(3,378)	(1,626)	(2,347)	(351)	(209)	(7,911)
Share of profit in associates and joint ventures
Reported		13	—	—	—	579	592
Currency translation		(1)	—	—	—	(14)	(15)
Adjusted		12	—	—	—	565	577
Profit before tax
Reported		2,174	2,012	1,535	96	396	6,213
Currency translation		(35)	(24)	(26)	—	(15)	(100)
Significant items		56	4	102	2	(31)	133
– revenue		—	—	52	—	(74)	(22)
– operating expenses		56	4	50	2	43	155
Adjusted		2,195	1,992	1,611	98	350	6,246
Loans and advances to customers (net)
Reported		369,178	339,729	252,180	42,497	1,695	1,005,279
Currency translation		(12,158)	(9,682)	(7,013)	(221)	(59)	(29,133)
Adjusted		357,020	330,047	245,167	42,276	1,636	976,146
Customer accounts
Reported		653,969	349,352	281,462	64,489	7,239	1,356,511
Currency translation		(13,483)	(8,909)	(9,767)	(807)	(660)	(33,626)
Adjusted		640,486	340,443	271,695	63,682	6,579	1,322,885

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Fair value movements on financial instruments include non-qualifying hedges and debt valuation adjustments on derivatives.
3
Comprises costs associated with preparations for the UK’s exit from the European Union.

Dividend on preference shares
A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), (equivalent to a dividend of $0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2020 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 June 2020 to holders of record on 29 May 2020.

For and on behalf of
 HSBC Holdings plc

Aileen Taylor

Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Mark Tucker*, Noel Quinn, Ewen Stevenson, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, David Nish†, Jackson Tai† and Pauline van der Meer Mohr†.

*
Non-executive Group Chairman
†
Independent non-executive Director

Terms and abbreviations
1Q20	First quarter of 2020
1Q19	First quarter of 2019
4Q19	Fourth quarter of 2019
AIEA	Average interest-earning assets
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
BSM	Balance Sheet Management
C&L	Credit and Lending
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, including Balance Sheet Management, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and the UK bank levy
CRR II	Revised Capital Requirements Regulation and Directive, as implemented
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied

FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
GB&M	Global Banking and Markets, a global business
GEC	Group Executive Committee
GLCM	Global Liquidity and Cash Management
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
IFRSs	International Financial Reporting Standards
IRB	Internal ratings based
JV	Joint venture
LCR	Liquidity coverage ratio
Mainland China	People’s Republic of China excluding Hong Kong
MENA	Middle East and North Africa
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
RBWM	Retail Banking and Wealth Management, a global business
Revenue	Net operating income before ECL
RoE	Return on equity
RoTE	Return on average tangible equity
RWAs	Risk-weighted assets
ServCo group	Separately incorporated group of service companies set up in response to UK ring-fencing proposals
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/0465L_1-2020-4-27.pdf

Registered Office and Group Head Office: 8 Canada Square, London, E14 5HQ, United Kingdom

Web: www.hsbc.com

Incorporated in England with limited liability. Registered number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 28 April 2020